Richard A. Kline +1 650 752 3139 RKline@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

May 13, 2019
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Slack Technologies, Inc.
Registration Statement on Form S-1
Filed April 26, 2019
CIK No. 0001764925
Dear Mr. Spirgel:
This letter is submitted on behalf of Slack Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on April 26, 2019 (the “Registration Statement”), as set forth in your letter dated May 7, 2019 addressed to Stewart Butterfield, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Registration Statement).

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 13, 2019

Risk Factors, page 13

1.	We note in your response letter dated May 6, 2019 that you disavow Mr. Palihapitiya's comparisons of Slack to other high-profile public companies. Please include a risk factor that:

•	highlights the potential Section 5 violation that could result from Mr. Palihapitiya's statements;

•	focuses on Mr. Palihapitiya's comments and your position disavowing comparisons of Slack to other high-profile public companies; and

•	specifically addresses Mr. Palihapitiya's assertions that you will not have to spend substantial amounts of money on sales and marketing to grow your business.
RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company filed a Free Writing Prospectus on May 6, 2019 (the “FWP”) within four business days after it became aware of the television interview given by Mr. Palihapitiya (the “Interview”), which FWP contained the statements about the Company made by Mr. Palihapitiya in the Interview. Even if the statements made by Mr. Palihapitiya were deemed to be a non-conforming “offer”, the Company timely filed the FWP pursuant to Rule 433(f) of the Securities Act of 1933, as amended, such that the statements made by Mr. Palihapitiya in the Interview have been incorporated into the prospectus and are deemed to be an issuer free writing prospectus. As such, the statements could no longer be deemed to be a non-conforming offer and the Company does not believe that a discussion of a potential Section 5 violation is warranted.
In addition, the Company respectfully advises the Staff that in the FWP, the Company has already specifically disavowed and disclaimed the statements made by Mr. Palihapitiya in the Interview and directed potential investors to the information contained in the preliminary prospectus that is a part of the Amended Registration Statement. Accordingly, the Company does not believe that additional disclosure in the Amended Registration Statement disavowing Mr. Palihapitiya’s comparisons of the Company to other high-profile public companies is warranted.
Further, the Company fully addresses the Company’s sales and marketing expenses throughout the Amended Registration Statement, including the discussion on page 75 of the Amended Registration Statement. The Company advises the Staff that the Amended Registration Statement discloses all known trends with respect to the Company’s sales and marketing expenses. Accordingly, the Company does not believe that additional disclosure in the Amended Registration Statement disavowing Mr. Palihapitiya’s assertions regarding sales and marketing expenses is warranted.
RSU Sales, page 57

2.
Clarify that your estimate of the number of shares to be sold to cover the tax withholding on RSUs that vest and settle contemporaneously with the opening of trading is based upon the estimated opening price for the shares on the NYSE, and because that price will not be known until trading commences, the share amounts are solely based upon the most

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 13, 2019

recently completed independent common stock valuation report. Disclose that price. Further disclose that after effectiveness, but one day prior to the commencement of trading on the NYSE, the company will revise its estimates of the number of shares expected to be sold to fund the tax amounts based upon the NYSE's published reference price.
RESPONSE: In response to the Staff’s comment, the Company has revised page 58 of the Amended Registration Statement to disclose the information requested by the Staff in this comment.
Plan of Distribution, page 167

3.
Clarify how the role of the seven associate financial advisors differs from your three principal financial advisors. Describe the "certain matters relating to [your] listing" that these advisors are being engaged to advise and assist.

RESPONSE: In response to the Staff’s comment, the Company has revised page 167 of the Amended Registration Statement to clarify how the role of its associate financial advisors differs from the role of its financial advisors and to further describe the matters on which its financial advisors and associate financial advisors have been engaged to advise and assist the Company. The Company advises the Staff that only the financial advisors, and not the associate financial advisors, will be available to consult with the DMM.

4.
Disclose the fair value per share derived from the latest independent valuation report that Morgan Stanley and your other financial advisors will provide the DMM prior to the opening of trading on the NYSE.

RESPONSE: In response to the Staff’s comment, the Company has revised page 167 of the Amended Registration Statement to disclose the fair value per share, as determined by the Company’s most recently completed independent common stock valuation report, that the Company expects Morgan Stanley and certain of its other financial advisors, in their capacity as financial advisors to the Company, and who are available to consult with the DMM in accordance with NYSE rules, to provide to the DMM.
General

5.
Please clarify that your "10,000,000+ Worldwide Daily Active Users" daily active users when first referenced in your graphics at the forefront of your prospectus include paying and non-paying users. With respect to the testimonials you include beginning on page 105, supplementally provide us with consents for the individuals quoted.

RESPONSE: In response to the Staff’s comment, the Company has revised the graphic in the forefront of the Amended Registration Statement to note that its daily active users include users on either a free or paid subscription plan. In addition, the Company has supplementally

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 13, 2019

provided the Staff with the consents for the individuals quoted in the customer stories beginning on page 105 of the Amended Registration Statement.

6.
You supplementally provided us with estimated preliminary results for the three months ended April 30, 2019 that you plan to include in your next amendment. Please ensure that any recent development disclosures include a balanced discussion of both revenues and a measure of income. Please also include a reconciliation for any preliminary non-GAAP measures presented. Please refer to Item 10(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Estimated Preliminary Results disclosure starting on page 7 of the Amended Registration Statement includes a balanced discussion of both revenue and loss from operations. The Amended Registration Statement also includes a reconciliation of the preliminary non-GAAP measure presented in such section.
[Signature Page Follows]

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 13, 2019

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:	Joshua Shainess, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Lisa Etheredge, Securities and Exchange Commission
Stewart Butterfield, Slack Technologies, Inc.
David Schellhase, Slack Technologies, Inc.
Gabe Stern, Slack Technologies, Inc.
Amanda Westendorf, Slack Technologies, Inc
David W. Van Horne, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP

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